Exhibit 99.146

APHRIA RECORDS SOLID REVENUE GROWTH IN

FIRST QUARTER OF 2019

•    35% increase in grams sold in Q1-2018

•    217% increase in revenue YOY

•    Net income increases more than 40% YOY

Leamington, Ontario — October 12, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or US OTC: APHQF) today reported its results, for the first quarter and quarter ended August 31, 2018. All amounts are expressed in Canadian dollars.

Three months ended August 31,		Three months ended August 31,
2018		2017
$13,292	Revenue	$6,120
$13,764	Gross profit	$7,903
$8,458	Adjusted gross profit [1]	$4,774
63.6%	Adjusted gross margin [1]	78.0%
$21,176	Net income (loss)	$15,041
$(3,964)	Adjusted EBITDA [1]	$2,227

Q1-2019		Q4-2018
1,778.2	Kilograms (or kilogram equivalents) sold [1]	1,312.6
$13,292	Revenue	$12,026
$(828)	Adjusted EBITDA from ACMPR operations [1]	$2,227
$1.30	Cash cost to produce dried cannabis / gram [1]	$0.95
$1.83	“All-in” cost of goods sold / gram[1]	$1.60
$313,982	Cash and cash equivalents & marketable securities	$104,799
$363,245	Working capital	$150,758
$28,036	Investment in capital and intangible assets — wholly-owned subs [1]	$39,042

Key Operating Highlights

•                  Significant increase in grams sold in the quarter, driven by wholesale orders being used in clinical drug trials and rebalancing of inventory related to cannabis trim

•                  Annual production capacity in Canada currently at 30,000 kgs at Aphria One and 5,000 kgs at Broken Coast

•                  Canadian-based production capacity on schedule to reach 255,000 kgs per annum, with first sale from Part IV expected in January 2019 pending Health Canada approval

•                  Signed Supply Agreements with every province in Canada and the Yukon Territory, ensuring access to Aphria products for 99.8% of the Canadian population

•                  Signed LOI with Perennial to establish joint venture to develop new, consumer-centric, cannabis-infused product categories and brands

•      Final full quarter of inventory build for adult-use market in Canada and International opportunities

•                  Entered into a representative agreement to be the exclusive sales representative for We Grow BC Ltd.

•                  Launched the Company’s initial portfolio of adult-use brands: Solei Sungrown Cannabis, RIFF, Good Supply, and Goodfields

•      Successfully divested of all US cannabis assets subsequent to quarter-end

•                  Closed a bought deal common share offering during the period to raise net proceeds of more than $245 million

“Aphria started fiscal 2019 by taking significant steps to solidify our position as a premier global cannabis company,” said Vic Neufeld, Chief Executive Officer, Aphria. “We advanced the build out of our expansion in Leamington, signed coast-to-coast supply agreements, launched our strong portfolio of adult-use brands, and created strategic collborations with leading companies like Perennial that will ensure Aphria continues to lead the consumer experience as the cannabis industry evolves.”

“Going forward, we are well positioned not only for the recreational market in Canada, but also the continued growth and leadership of the medical cannabis market globally. With committed supply agreements, a substantial and growing production footprint, a diversified brand portfolio, proven product development and innovation capabilities, and strong international alliances, Aphria is focused on driving sustainable long-term profitable growth and capitalizing on the most accretive cannabis opportunities around the world.”

“As we long maintained, the legalization of adult-use cannabis in Canada is a major inflection point for the industry and all licensed producers, Aphria included. While we experienced a short-term decline in adjusted earning in the first quarter, we continued to ramp up our production capabilities, with our Part IV and Part V expansions of Aphria One, added considerable strength to our workforce, and continued to move forward aggressively with the implementation of our automation infrastructure, which is expected to streamline production over the medium to longer terms. We believe the automation investment in particular will provide Aphria with a significant competitive advantage and further our industry-leading low-cost structure.”

“On behalf of everyone at Aphria, we are thrilled to welcome the legalization of adult-use cannabis in Canada next week. We are ready to usher the industry into an exciting new era and meet the growing demand for cannabis, in Canada and globally, for years to come,” said Mr. Neufeld.

Key Financial Highlights

Revenue for the three months ended August 31, 2018 was $13,292, representing a 10% increase over the prior quarter’s revenue of $12,026 and a 217% increase over the same period last year. The increase in the quarter was driven primarily by increased wholesale orders, accounting for 313 kgs. The increase in wholesale orders was comprised of approximately 200 kgs of cannabis trim sold to other LPs, to properly balance inventory levels of specific strains that were not in demand by the Provincial Control Boards and approximately 100 kgs of dried cannabis and cannabis oil, supplied to third party partners conducting clinical drug trials. Cannabis oil sales, as a percentage of volume, increased from 29.2% to 39.1% in the quarter, driven primarily by an internal formula change for our equivalency factor. On a year-over-year basis, revenue in the quarter increased 217.2%.

Adjusted gross profit for the first quarter was $8,458, with an adjusted gross margin of 63.6%, compared to $9,468 with an adjusted gross margin of 78.7% in the prior quarter. The decrease in the adjusted gross margin and adjusted gross profit from the prior quarter largely relates to our internal decision to dispose of 13,642 plants prior to harvest. During the period, the Company was unable to fill all of the open greenhouse positions due to a lack of qualified local labour, which left it with insufficient staff to harvest the levels of production produced in the Aphria One greenhouse in the early summer. As a result of the lower staff levels, one week’s crop rotation outgrew its optimal harvest period. To maintain the highest quality for its patients, and to properly balance production requirements, the Company disposed of the affected plants to ensure the next week’s harvest was grown in optimal conditions. Had this write-off not occurred, the adjusted gross margin would have been higher by 7.4% (or 71.0%). Subsequent to the quarter, Aphria doubled the size of the greenhouse staff in Leamington. Automation, as part of the Part IV expansion, is also expected to be fully operational by the end of Q2-2019, which will further permit Aphria to not only preserve but enhance its industry leading low-cost production standards within the cannabis industry.

Net income for the three months ended August 31, 2018 was $21,176 or $0.09 per share, as opposed to $15,041 or $0.11 per share in the prior year. The increase in net income for the quarter relates to gains on our long-term investment portfolio, primarily our investments in Liberty Health Sciences and Hiku Brands Company Ltd. and the increase in fair value of biological assets caused by the production increase associated with our Part III Expansion project .

Adjusted EBITDA loss from ACMPR operations1 for the first quarter was $0.8 million compared to adjusted EBTIDA from ACMPR operations1 $2.2 million in the prior quarter. The decrease in adjusted EBITDA from ACMPR operations1 relates to a decrease of $1.0 million in adjusted gross profit1 and $1.2 million in selling, marketing and promotion expenses associated with preparations for adult-use. Adjusted EBITDA1 loss for the first quarter was $4.0 million, compared to $0.6 million in the prior quarter. The difference between adjusted EBITDA from ACMPR operations and adjusted EBITDA1 is the $3.1 million adjusted EBITDA1 loss on Aphria International operations.

Conference Call On October 12, 2018

The Company invites you to join its analyst conference call this morning at 9:00 am EST to discuss its financial results for the quarter-ended ended August 31, 2018. An audio replay of this call will be available until November 9, 2018.

Conference Call Details:
Date:	Friday, October 12, 2018
Time:	9:00 am EST
Dial In:	1-888-231-8191
Conference ID:	4893297

Replay:	1-855-859-2026
Replay Passcode:	4893297

We Have A Good Thing Growing.

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1 — In this press release, reference is made to adjusted gross profit, adjusted gross margin, adjusted EBITDA from ACMPR operations, adjusted EBTIDA loss from ACMPR operations, kilogram (or kilogram equivalents) sold, cash costs to produce dried cannabis per gram, “all-in” costs to produce dried cannabis per gram and investments in capital and intangible assets — wholly-owned subs, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company’s August 31, 2018 Management’s Discussion and Analysis, filed on SEDAR.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit aphria.ca.

For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

519-919-7500

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.